Peoplestring Corporation
157 Broad Street, Suite 109
Red Bank, New Jersey 07701

August 2, 2011

Mark P. Shuman
Securities and Exchange Commission, Division of Finance
100 F Street N.E
Washington, D.C. 20549

Re:          Peoplestring Corporation
Registration Statement on Form S-1 (the “Registration Statement”)
Filed June 16, 2011
File No. 333-174949

Dear Mr. Shuman:

We are in receipt of your comment letter dated July 13, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note that both your Series A Common Stock Purchase Warrant and your Series C Common Stock Purchase Warrant appear to contain “full-ratchet” pricing mechanisms. Specifically, it seems that Section 3(b) of these warrants provides for a reduction in the exercise price of the applicable warrant to any lower price at which the company grants common stock, or to any lower strike price of a derivative security issued by the company, during the exercise period of the warrant.

Accordingly, please revise your disclosure throughout the filing to ensure that it accurately describes the full-ratchet pricing adjustment provision of these warrants. In particular, you should expand your description of the warrants on page 19 to describe clearly the price protection afforded the Series A and Series C warrant holders in the event that the company issues stock at a lower price than the exercise price or issues derivative securities with a lower strike price. Revise the following disclosure to avoid suggesting that the full-ratchet pricing adjustment provision is akin to adjustments for the other sorts of transactions identified: “[T]he exercise price of the Warrants [is] subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the common stock that occurs after the Closing Date” (emphasis added). Refer to Item 202 of Regulation S-K.

Answer:
We have updated the “Description of Securities” discussion in the Registration Statement to reflect a more detailed explanation of the full-ratchet provisions in the Series A Warrants and Series C Warrants, as well as a more detailed explanation of the adjustment provisions for the Series A Warrants, Series B Warrants and Series C Warrants.

2.
Please also review your filing to ensure that you consistently indicate that the exercise price of the Series A, B and C warrants are subject to adjustment, as certain disclosures currently suggest that the exercise price of all three series warrants are fixed.

Answer:	We have updated the Registration Statement to clarify that the Series A Warrants, Series B Warrants and Series C Warrants are subject to adjustment.

3.
In addition, please expand your risk factor disclosure to describe the risks to current shareholders and potential investors that are presented by the full-ratchet exercise price adjustment feature of our Series A and C warrants.

Answer:
We have expanded our risk factors to include a risk factor which discusses the dilutive effect of the full-ratchet provision of the Series A Warrants and Series C Warrants on current shareholders and potential future investors in the event that there is a Dilutive Issuance which would result in the decrease of the exercise price of each warrant and corresponding increase in number of shares underlying each Series A Warrant and Series C Warrant.

Registration Fee Table, page 2

4.	Please explain the meaning and purpose of footnote 2 to the fee table. In this regard, it is unclear what you mean by the “limitation set forth pursuant to Rule 415.”

Answer:
We have removed footnote 2 from our fee table because we deemed it unnecessary. That footnote disclosed contractual language based on mandatory priority order to cut-back securities in the event that we are required to reduce the number of share that we are registering in this Registration Statement. It is unnecessary to include this as a footnote to the Registration Fee Table.

5.
Further, we again refer to your statement on page 19 that “the exercise price of the Warrants [is] subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the common stock that occur after the Closing Date.” Please confirm your understanding that Rule 416 under the Securities Act will not be applicable to additional shares issuable as a consequence of the “full-ratchet” exercise price adjustments. For guidance, refer to Question 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Answer:
We are aware of Question 213.02 of the Securities Act Rules Compliance and Disclosure Interpretations. We are, however, also aware of SEC Release 33-4806 which appears to be in conflict. Specifically, SEC Release 33-4806 says that Rule 416(a) is applicable if “an additional number of securities are to be offered or issued to rights holders upon exercise of his rights if necessary to prevent a dilution of his interest resulting from … issuances of additional securities at less than the option or conversion price.” Based on this SEC Release, it would appear that Rule 416 would be applicable to additional shares issuable as a consequence of any “full-ratchet” exercise price adjustment.

Selling Security Holders, page 14

6.
Please ensure that the filing describes all material transactions and relationships between the company and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. In this regard, please describe the materially complete terms the transactions whereby the shares to be offered for resale by Cougar Trading, LLC were issued.

Answer:
We have revised the footnotes related to Cougar Trading, LLC in the Selling Security Holder table to include footnote 12 that discusses the method by which Cougar Trading, LLC obtained the shares being offered for resale and why the shares are being registered in this Registration Statement.

7.
Further, please tell us in your response letter the type of business engaged in by Cougar Trading, as the name of this security holder suggests it may be engaged in the business of trading securities. In this regard, we note the statement that to your knowledge, none of the selling shareholders is a broker-dealer or broker-dealer affiliate.

Answer:
We have revised the footnotes related to Cougar Trading, LLC in the Selling Security Holder table to include footnote 11 that includes a discussion of the type of business engaged by Cougar Trading, LLC, to disclose their beneficial owner and to state that they are not a broker-dealer or broker-dealer affiliate.

Item 15. Recent Sales of Unregistered Securities, page 36

8.
If the company issued securities to Cougar Trading in an unregistered transaction within the past three years, please revise your disclosure regarding recent sales of unregistered securities to provide the required information relating to this issuance. Refer to Item 701 of Regulation S-K.

Answer:
We did not directly issue the shares to Cougar Trading, LLC. They purchased the shares from BigString Corporation pursuant to a Stock Purchase Agreement. Pursuant to Item 701 of Regulation S-K, it appears that only sales of reacquired securities, as well as new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities are required to

Exhibit 5.1, Opinion of Anslow & Jaclin

9.
Your registration statement seeks to register the resale of shares of your common stock by selling security holders, but the legality opinion is given with respect to the warrants to be sold by the selling security holders. Please have counsel file a revised opinion that addresses the securities being registered for resale.

Answer:	Our counsel has provided a revised opinion that addresses the securities being registered for resale and we have included such revised opinion with our amended Registration Statement.

Additionally, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Darin M. Myman
           DARIN M. MYMAN